1895 BANCORP OF WISCONSIN, INC.

7001 West Edgerton Avenue

Greenfield, Wisconsin 53220

May 7, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1895 Bancorp of Wisconsin, Inc.
Registration Statement on Form S-1 (Registration Number 333-254135)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

1895 Bancorp of Wisconsin, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on May 11, 2021 at 4:00 p.m., Eastern time, or as soon thereafter as is practicable.

Please contact Marc Levy of Luse Gorman, PC at (202) 274-2009 if you have any questions concerning this matter.

Very truly yours,

/s/ Richard B. Hurd
Richard B. Hurd
Chief Executive Officer